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                                 United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    Form 6-K
               Report of Foreign Private Issuer Pursuant to Rule
            13a-16 or 15d-16 of the Securities Exchange Act of 1934
                          For the month of July, 2000


                             Commission File Number 0-29103


                         ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)


                                 Not Applicable
                 (Translation of registrant's name into English)


                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)



                               5 Yishun Street 23
                                Singapore 768442
                                 (65) 755-5885
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F  X             Form 40-F
                              -----                    -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                  No  X
                            -----               -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            ST ASSEMBLY TEST SERVICES LTD

                                            By: /s/ Tan Bock Seng
                                               --------------------------------
                                               Name:  Tan Bock Seng
                                               Title: Chairman and Chief
                                                      Executive Officer
                                               Date:  [July 21, 2000]

================================================================================

                        [ST ASSEMBLY TEST SERVICES LTD LETTERHEAD]



FOR IMMEDIATE RELEASE

                                      For enquiries, please contact :

                                      David Ferm
                                      Director, Investor Relations
                                      Tel : (408) 941 3007, Fax : (408) 941 3014
                                      email : fermd@statsus.com


                                      Elaine Ang
                                      Manager, Investor Relations
                                      Tel : (65) 751 1738, Fax : (65) 755 1585
                                      email : angelaine@stats.st.com.sg


STATS REPORTS SECOND QUARTER RESULTS

- NET REVENUES FOR SECOND QUARTER OF 2000 OF $75.8 MILLION, UP 66.1% OVER THE SAME QUARTER A YEAR AGO

- DILUTED EARNINGS PER ADS OF $0.14 COMPARED TO DILUTED EARNINGS PER ADS OF $0.07 IN THE SAME QUARTER IN 1999

- GROSS MARGIN OF 33.5% AND OPERATING MARGIN OF 15.1% COMPARED TO 33.2% AND 13.7%, RESPECTIVELY, IN THE SAME QUARTER IN 1999

SINGAPORE -- 21 July, 2000 -- ST Assembly Test Services Ltd (Nasdaq: STTS and
SGX: ST Assembly) ("STATS" or the "Company") announced net revenues for the second quarter of 2000 of $75.8 million, up 66.1% over net revenues of $45.6 million for the same quarter a year ago, and up 5.0% sequentially over net revenues of $72.2 million for the first quarter of 2000.

Diluted earnings per ADS and diluted earnings per ordinary share for the second quarter of 2000 were $0.14 and $0.014, respectively, compared with diluted earnings per ADS and diluted earnings per ordinary share of $0.07 and $0.007, respectively, for the corresponding quarter a year ago.

Gross profit for the second quarter of 2000 was $25.3 million or a gross margin of 33.5%, compared to $15.2 million, or 33.2%, respectively, for the same quarter a year ago. Gross margin for the second quarter of 2000 declined quarter over quarter compared to gross margin of 37.6% for the first quarter of 2000. Net income for the second quarter of 2000 was $14.1 million, up 148.0% over the net income of $5.7 million for the same quarter a year ago.

Said Tan Bock Seng, Chairman and Chief Executive Officer, "As we announced on June 22, wafer supply in April and May was weaker than expected. The wafer supply improved in June and continues to be healthy."

Added Tan Lay Koon, Chief Financial Officer, "In response to the late arrival of wafers, we advanced the delivery of additional production equipment to ensure that we would have been in a position to process these wafers to support our customers in the second quarter. This production equipment is also required to support the anticipated needs of our customers in the third quarter. The under-utilization of capacity in April and May coupled with the installation of additional production equipment, had an adverse impact on our gross margin. In addition, the higher revenues contribution from the assembly business which has lower gross margin compared to the test business, also impacted the overall gross margin for the second quarter."

The Company continues to maintain significant R&D investments principally in advanced laminate packaging technologies. R&D expenses were $4.3 million, or 5.6% of net revenues in the second quarter.

Summarizing the second quarter results, Tan Bock Seng, said, "We are disappointed that the late arrival of wafers has impacted our business in this quarter. The wafer supply recovered in June and has continued to be healthy. Based on our customers' forecast demand, and as long as wafer supply is available, we continue to expect a good second half. We believe that our business fundamentals are intact and our challenge is to ensure that we execute well and support our customers' needs."


BUSINESS MIX

Revenues from assembly services were $41.5 million, or 54.7% of net revenues, and revenues from test services were $34.3 million, or 45.3% of the net revenues, for the second quarter of 2000. Additionally, 60.1% of net revenues were from communications customers.

In the second quarter of 2000, unit shipments in our test business increased by
36.5 million units or 59.6% over the same quarter a year ago. Mixed-signal testing accounted for 72.5% of test revenues compared to 73.7% of test revenues for the same quarter a year ago. Unit shipments in our assembly business increased by 34.7 million units or 99.1% over the same quarter a year ago.

Tan Bock Seng noted, "In this quarter, test average selling prices ("ASPs") were flat compared to the first quarter of 2000 and leaded assembly business ASPs declined by 2% from the first quarter of 2000."


CAPACITY GROWTH

As of 30 June 2000, the Company has 209 testers and 460 wirebonders. In the second quarter of 2000, the Company incurred $86 million in capital expenditures for new production equipment and added 20 testers and 83 wirebonders to its production capacity. Our capital expenditures for the first half of 2000 are $152 million.

Depreciation expense and cost of leasing production equipment for this quarter was $19.9 million, or 26.3% of net revenues, compared to $11.7 million, or 25.6% of net revenues, in the same quarter a year ago. Quarter on quarter, depreciation expense and cost of leasing production equipment increased by $2.9 million.
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To meet the forecast demand of our customers, we have increased our budgeted capital expenditures for year 2000 to approximately $290 million. Budgeted capital expenditures relate primarily to the addition of testers and wirebonders. This is expected to bring our installed base to about 225 testers and 548 wirebonders at the end of this year.

Commented Tan Bock Seng, "Because of the long equipment lead-time, we have made the decision to bring in certain production equipment in anticipation of customers' forecasted requirements. As a company, we want to be a strategic partner to our key customers and we will invest to ensure that we will be able to meet their capacity requirements."


ABOUT ST ASSEMBLY TEST SERVICES LTD (STATS)

ST Assembly Test Services ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS expertise is in testing mixed-signal semiconductors which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and has a current market capitalisation in excess of US$2 billion.

Further information is available at www.stats.com.sg or www.statsus.com.

Certain of the statements in this press release are forward-looking statements, that involve a number of risks and uncertainties which could cause actual results to differ materially. Factors that could cause actual results to differ include: general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or cancellation of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures; continued success in technological innovation; delays in acquiring or installing new equipment; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated 30 March, 2000. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                      UNAUDITED CONSOLIDATED BALANCE SHEETS
                    AS OF DECEMBER 31, 1999 AND JUNE 30, 2000
                           IN THOUSANDS OF US DOLLARS

                                                                December 31,      June 30,
                                                                    1999            2000
                                                                ------------      --------
ASSETS
Current assets:
 Cash and cash equivalents...............................          $ 16,568       $256,680
 Accounts receivable, net................................            37,404         50,201
 Amounts due from ST affiliates..........................             6,532          6,453
 Other receivables ......................................             9,572          7,779
 Inventories.............................................            11,313         12,198
 Prepaid expenses........................................             7,079         15,786
                                                                   --------       --------
     Total current assets................................            88,468        349,097
Property, plant and equipment, net.......................           251,298        343,327
Other receivables........................................             1,835             --
Prepaid expenses.........................................            10,364         21,760
                                                                   --------       --------
     Total Assets........................................          $351,965       $714,184
                                                                   ========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Short-term debt.........................................            60,000             --
 Current installments of long-term debt..................             7,420         14,829
 Accounts payable........................................            13,070         10,410
 Amounts due to ST and ST affiliates.....................             5,533          2,688
 Accrued operating expenses..............................            20,559         13,896
 Other payables..........................................            55,238         70,703
 Income taxes payable....................................               678          1,805
                                                                   --------       --------
     Total current liabilities...........................           162,498        114,331
Deferred grant...........................................             1,923          2,761
Long-term debt, excluding current installments...........            46,360         37,074
                                                                   --------       --------
     Total Liabilities...................................           210,781        154,166

SHAREHOLDERS' EQUITY

Share capital:
 Ordinary shares -- par value S$0.25
 Authorized ordinary shares -- 1,200,000,000
 Issued ordinary shares --
  785,427,695 as of December 31, 1999
  and 983,907,735 as of June 30, 2000.....................          129,827        159,137
Additional paid-in capital................................           26,305        385,932
Accumulated other comprehensive income (loss).............           (9,731)        (9,731)
Retained earnings.........................................           (5,217)        24,680
                                                                   --------       --------
     Total Shareholders' Equity...........................          141,184        560,018
                                                                   --------       --------
     Total Liabilities and Shareholders' Equity...........         $351,965       $714,184
                                                                   ========       ========

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
           FOR THE THREE MONTHS ENDED JUNE 30, 1999 AND JUNE 30, 2000
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                                      FOR THE THREE MONTHS ENDED
                                                                  JUNE 30,                 JUNE 30,
                                                                    1999                     2000
                                                                  --------                 --------
Net revenues..........................................            $ 45,616                 $ 75,759
Cost of revenues......................................             (30,455)                 (50,412)
                                                                  --------                 --------
Gross profit..........................................              15,161                   25,347
                                                                  --------                 --------
Operating expenses:
 Selling, general and administrative..................               6,515                    9,747
 Research and development.............................               1,536                    4,276
 Stock-based compensation.............................                 858                       99
 Other general expenses (net).........................                  --                     (227)
                                                                  --------                 --------
     Total operating expenses.........................               8,909                   13,895
                                                                  --------                 --------
Operating income......................................               6,252                   11,452
                                                                  --------                 --------
Other income (expense):
 Interest income (expense), net.......................              (1,458)                   2,920
 Foreign currency exchange gain (loss)................                 222                     (398)
 Other non-operating income, net......................                 941                    1,175
                                                                  --------                 --------
     Total other income (expense).....................                (295)                   3,697
                                                                  --------                 --------
Income before income taxes............................               5,957                   15,149
Income tax expense....................................                (273)                  (1,050)
                                                                  --------                 --------
Net income............................................            $  5,684                 $ 14,099
                                                                  --------                 --------
Basic and diluted net income per
 ordinary share.......................................            $  0.007                 $  0.014

Basic and diluted net income per ADS..................            $   0.07                 $   0.14

Ordinary shares (in thousands) used in per ordinary
 share calculation:
- basic...............................................             769,039                  982,913
- effect of dilutive options..........................               8,499                   11,785
                                                                  --------                 --------
- diluted.............................................             777,538                  994,698
                                                                  --------                 --------
ADS (in thousands) used in per ADS calculation:
- basic...............................................              76,904                   98,291
- effect of dilutive options..........................                 850                    1,179
                                                                  --------                 --------
- diluted.............................................              77,754                   99,470
                                                                  --------                 --------

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                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
            FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND JUNE 30, 2000
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                                  FOR THE SIX MONTHS ENDED
                                                               JUNE 30,             JUNE 30,
                                                                 1999                 2000
                                                               --------             --------
Net revenues..........................................         $ 82,293             $147,935
Cost of revenues......................................          (58,890)             (95,466)
                                                               --------             --------
Gross profit..........................................           23,403               52,469
                                                               --------             --------
Operating expenses:
 Selling, general and administrative..................           11,971               19,333
 Research and development.............................            2,766                6,894
 Stock-based compensation.............................            1,757                  346
 Other general expenses (net).........................               (2)                (233)
                                                               --------             --------
     Total operating expenses.........................           16,492               26,340
                                                               --------             --------
Operating income......................................            6,911               26,129
                                                               --------             --------
Other income (expense):
 Interest income (expense), net.......................           (2,856)               3,072
 Foreign currency exchange gain.......................            2,379                  462
 Other non-operating income, net......................            1,134                1,773
                                                               --------             --------
     Total other income (expense).....................              657                5,307
                                                               --------             --------
Income before income taxes............................            7,568               31,436

Income tax expense....................................             (512)              (1,539)
                                                               --------             --------
Net income............................................         $  7,056             $ 29,897
                                                               --------             --------
Basic net income per
 ordinary share.......................................         $  0.009             $  0.032

Diluted net income per
 ordinary share.......................................         $  0.009             $  0.031

Basic net income per ADS..............................         $   0.09                $0.32

Diluted net income per ADS............................         $   0.09                $0.31

Ordinary shares (in thousands) used in per ordinary
share calculation:
- basic...............................................          769,005              941,265
- effect of dilutive options..........................            6,555               13,189
                                                               --------             --------
- diluted.............................................          775,560              954,454
                                                               --------             --------
ADS (in thousands) used in per ADS calculation:
- basic...............................................           76,900               94,126
- effect of dilutive options..........................              656                1,319
                                                               --------             --------
- diluted.............................................           77,556               95,445
                                                               --------             --------